UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 9, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  _X_

Form 40-F    ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

___

_X_

No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: November 9, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

CARMANAH TECHNOLOGIES CORPORATION

Interim Financial Statements

Nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768

e-mail: investors@carmanah.com  website: www.carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

September 30, 2004 and December 31, 2003

(Unaudited - Prepared by Management)

	September 30, 2004	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$7,068,976	$1,693,069
Accounts receivable, net	2,751,017	2,698,061
Inventories (note 3)	2,439,119	1,904,872
Prepaid expenses and deposits	121,396	53,376
	12,380,508	6,349,378

Equipment and leasehold improvements, net (note 4)	1,107,590	871,683
Intangible assets, net (note 5)	173,143	190,320
Goodwill	3,072,173	3,072,173
Future income taxes	190,114	190,114
	$16,923,528	$10,673,668

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,581,839	$1,648,841
Deferred revenue	71,228	71,228
Current portion of obligations under capital leases	26,017	55,435
Bank loan (note 6)	-	383,332
Current portion of long-term debt	-	21,814
	1,679,084	2,180,650

Obligations under capital leases (note 8)	17,553	71,656
Long-term debt (note 7)	-	33,325
	1,696,637	2,285,631

Shareholders' equity:
Share capital (note 9)	14,870,989	8,831,345
Contributed surplus (note 9(f))	639,214	471,899
Deficit	(283,312)	(915,207)
	15,226,891	8,388,037
Commitments (note 13)
	$16,923,528	$10,673,668

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Deficit

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Sales	$4,628,383	$2,340,810	$12,246,176	$5,855,312

Cost of sales	2,190,807	1,075,276	5,647,938	2,683,907
	2,437,576	1,265,534	6,598,238	3,171,405
Operating expenses:
Wages and benefits	853,789	429,402	2,599,810	1,307,571
Research and development (note 10)	365,153	298,170	1,063,134	642,891
Sales and marketing	337,287	180,979	1,000,832	477,946
Office and administration	310,746	158,432	813,631	503,698
Stock based compensation (note 9 (c))	69,097	12,288	167,315	132,737
Bank charges	20,682	32,847	76,821	71,896
Amortization of:
Equipment and leasehold improvements	100,962	49,367	276,464	125,226
Intangible assets	10,258	2,204	30,011	6,977
	2,067,974	1,163,689	6,028,018	3,268,942
Operating income (loss) for the period	369,602	101,845	570,220	(97,537)

Interest and other income	48,990	18,740	61,675	27,701
Net earnings (loss) before income taxes	418,592	120,585	631,895	(69,836)

Income tax expense (recovery):
Current income taxes	185,000	–	455,000	–
Future income taxes	(185,000)	–	(455,000)	–
Net earnings (loss) for the period	418,592	120,585	631,895	(69,836)

Deficit, beginning of period, as previously reported	(701,904)	(834,320)	(741,505)	(764,348)
Adjustment to reflect change in accounting for employee stock options (note 1(i))	–	(144,914)	(173,702)	(24,465)
Deficit, beginning of period, restated	(701,904)	(979,234)	(915,207)	(788,813)
Deficit, end of period	$(283,312)	$(858,649)	$(283,312)	$(858,649)

Earnings (loss) per share:
Basic	$0.014	$0.005	$0.021	$(0.003)
Fully diluted	$0.013	$0.005	$0.020	$(0.003)

Weighted average number of shares outstanding
Basic	30,646,336	22,897,055	29,731,267	22,832,186
Fully diluted	32,853,390	22,667,682	31,938,321	22,832,186

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Cash provided by (used in):

Operations:
Net earnings (loss) for the period	$418,592	$120,585	$631,895	$(69,836)
Items not involving cash:
Amortization	111,220	51,571	306,475	132,203
Loss on disposal of capital assets	–	–	2,727	–
Stock-based compensation (note 9 (c))	69,097	12,288	167,315	132,737
Changes in non-cash operating working capital:
Accounts receivable	(889,149)	(360,402)	(52,956)	(21,577)
Inventories	(180,873)	(223,574)	(534,247)	(562,733)
Prepaid expenses and deposits	33,776	(19,894)	(68,020)	(32,331)
Accounts payable and accrued liabilities	464,361	355,164	(67,002)	5,595
Due to related parties	–	-	–	2,140
Deferred revenue	(760)	-	–	(11,042)
	26,264	(64,262)	386,187	(424,844)

Investing:
Purchase of equipment and leasehold improvements	(104,214)	(123,454)	(515,091)	(230,761)
Purchase of intangible assets	(13)	1,952	(12,841)	(6,111)
Repayments of advances receivable	–	2,000	–	26,842
	(104,227)	(119,502)	(527,932)	(210,030)

Financing:
Proceeds on share issuance	405,300	45,250	6,542,798	1,699,745
Share issuance costs	(6,717)	-	(503,154)	(215,481)
Contributed surplus			–	38,198
Bank loan	–	40,000	(383,332)	(70,000)
Repayment of long term debt	–	(5,425)	(55,139)	(16,251)
Principal payments of obligations under capital leases	–	(12,585)	(83,521)	(35,586)
	398,583	67,240	5,517,652	1,400,625

Increase (decrease) in cash and cash equivalents	320,620	(116,524)	5,375,907	765,751

Cash and cash equivalents, beginning of period	6,748,356	1,561,375	1,693,069	679,100

Cash and cash equivalents, end of period	$7,068,976	$1,444,851	$7,068,976	$1,444,851

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

Carmanah Technologies Corporation (the “Company” or “CTC”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996.  On June 21, 2001, the Company acquired all the issued and outstanding share capital of Carmanah Technologies Inc. (“CTI”).  CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.  On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA Technologies Inc. (“AVVA”) in exchange for share capital, stock options and warrants of the Company.  AVVA’s operating subsidiary, Carmanah Signs Inc. (formerly AVVA Light Corporation), is in the business of designing, manufacturing and distributing energy-efficient, illuminated sign products for corporate identity, point-of-purchase sales, architectural and signage applications.

1.

Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of the significant accounting policies used in the preparation of the financial statements.

(a)

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

(b)

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

(c)

Equipment and leasehold improvements:

Equipment and leasehold improvements are carried at cost less accumulated amortization.  Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset.  The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Computer hardware	declining balance	30%
Computer software	declining balance	50%
Leasehold improvements	straight-line	term of lease
Office, production and research equipment	declining balance	20%

The cost of repairs and maintenance is expensed as incurred.

 (d)

Intangible assets:

Intangible assets are amortized over their estimated useful lives, which vary from 3 months to 5 years.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

1.

Significant accounting policies (continued):

(e)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations and deficit before extraordinary items and discontinued operations.

(f)

Revenue recognition:

Revenue from the sale of products is recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable.  Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product.  If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received.  Payments received in advance of the satisfaction of the Company’s revenue recognition policies are recorded as deferred revenue.

(g)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless certain stringent criteria for deferral, as specified by the Canadian Institute of Chartered Accountants, have been met.  These criteria primarily relate to the establishment of technical feasibility, identification of specified markets, and availability of adequate resources to complete the project under development.  Costs of product development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product.  Costs are then amortized over the estimated period of future benefit.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

1.

Significant accounting policies (continued):

(h)

Earnings per share:

The Company calculates basic earnings per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria.  Diluted net earnings per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact. Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

(i)

Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 9(c).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to decrease net earnings by $24,465 for the year ended December 31, 2002 and by $149,237 for the year ended December 31, 2003, to increase deficit by $173,702 as at December 31, 2003 (2002 –  $24,465) and to increase contributed surplus by $173,702 as at December 31, 2003 (2002 –  $24,465).

During the period, the Company granted stock options to directors, officers and employees as set out in note 9(c).

 (j)

Foreign currency transactions:

The Company’s functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred.  Revenues and expenses are translated at rates in

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

1.

Significant accounting policies (continued):

(j)

Foreign currency transactions (continued):

effect at the time of the transaction.  Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

(k)

Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the estimation of warranty provisions, amortization periods of intangible assets, valuation of stock compensation, and the estimation of future income tax asset valuation allowances.  Actual results could differ from those estimates.

(l)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, and patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

2.

Acquisition of AVVA Technologies Inc.:

On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA.

Pursuant to the terms of the acquisition agreement, former shareholders of AVVA received 1 common share of the Company for every 8 AVVA shares held on the acquisition date. Common share purchase options and warrants outstanding in AVVA as at the effective date were also exchanged on an 8 to 1 ratio into common share purchase options and warrants of the Company, respectively.

As a result of the acquisition, the Company issued 3,055,477 common shares to the former shareholders of AVVA.  In addition, the Company reserved an aggregate of 116,797 common shares pursuant to the exercise of warrants and 307,813 common shares pursuant to the exercise of stock options granted in conjunction with the acquisition.

The fair value of shares issued on acquisition was based on the market price of CTC shares at the date the acquisition was agreed to and announced based on management evaluation that the CTC shares trade in an active and liquid market. The fair value of options and warrants issued has been determined using an option pricing model.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

2.

Acquisition of AVVA Technologies Inc. (continued) :

The following summarizes the fair value of the assets acquired and liabilities assumed:

Assets:
Current assets	$1,079,423
Equipment and leasehold improvements	305,641
Intangible assets	167,265
Goodwill	3,072,173
Future income tax assets	198,521
4,823,023
Liabilities:
Current liabilities	711,165
Obligations under capital leases	81,796
792,961
Total consideration	$4,030,062

Consideration:
Common shares	$3,715,460
Options	160,587
Warrants	45,936
3,921,983
Plus acquisition costs	108,079
$4,030,062

3.

Inventories:

	September 30, 2004	December 31, 2003

Raw materials	$1,903,700	$1,453,289
Work-in-process	178,308	206,241
Finished goods	357,111	245,342
	$2,439,119	$1,904,872

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

4.

Equipment and leasehold improvements:

		Accumulated	Net book
September 30, 2004	Cost	amortization	value

Computer hardware	$418,199	$198,769	$219,430
Computer software	305,600	211,702	93,898
Leasehold improvements	488,900	217,509	271,391
Office equipment	171,993	50,547	121,446
Production equipment	403,033	126,716	276,317
Research equipment	164,900	39,792	125,108
	$1,952,625	$845,035	$1,107,590

		Accumulated	Net book
December 31, 2003	Cost	amortization	value

Computer hardware	$282,839	$154,765	$128,074
Computer software	165,169	140,657	24,512
Leasehold improvements	409,867	134,637	275,230
Office equipment	128,517	36,492	92,025
Production equipment	361,087	86,813	274,274
Research equipment	100,939	23,371	77,568
	$1,448,418	$576,735	$871,683

Equipment and leasehold improvements include $223,369 (December 31, 2003 – $245,065) of equipment acquired under capital leases. During the nine months ended September 30, 2004, amortization of equipment under capital lease of $35,947 (2003 – $15,506) is included in amortization expense.

5.

Intangible assets:

		Accumulated	Net book
September 30, 2004	Cost	amortization	value

Licensed technology	$17,265	$3,085	$14,180
Customer relationships	150,000	30,000	120,000
Patents and trademarks	88,546	49,583	38,963
	$255,811	$82,668	$173,143

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

5.

Intangible assets (continued):

		Accumulated	Net book
December 31, 2003	Cost	amortization	value

Licensed technology	$17,265	$3,085	$14,180
Customer relationships	150,000	7,500	142,500
Patents and trademarks	75,773	42,133	33,640
	$243,038	$52,718	$190,320

6.

Bank loan:

The Company, through its two operating subsidiaries, has a credit facility with the Royal Bank of Canada, which includes a demand operating loan to a maximum of $1,050,000 (December 31, 2003 – $750,000) at prime plus 0.75% (December 31, 2003 – 0.75%). This credit facility is secured by a general security agreement, and guarantee and postponement of claim by CTC.

7.

Long-term debt:

	September 30, 2004	December 31, 2003

Business Development Bank loan, payable in monthly installments of $1,675 including annual interest at prime plus 1.25%, maturing July 31, 2006. As at the balance sheet date, this loan has been paid out in full.	$–	$50,250

City of Victoria, payable in monthly installments of $170 including annual interest at 7.92%, maturing August 1, 2006. As at the balance sheet date, this loan has been paid out in full.	–	4,889
	–	55,139
Less current portion of long-term debt	–	21,814
	$–	$33,325

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

8.

Obligations under capital leases:

The Company leases equipment under lease agreements, which are classified as capital leases.  The future minimum annual lease payments are repayable as follows:

	September 30, 2004	December 31, 2003

2004	$8,223	$69,555
2005	25,584	47,320
2006	16,012	31,247
2007	2,506	6,352
	52,325	154,474
Less amounts representing interest at 7.75% to 10.75%	(8,755)	(27,383)
Present value of capital lease obligations	43,570	127,091
Less current portion	(26,017)	(55,435)
	$17,553	$71,656

Interest expense incurred during the nine months ended September 30, 2004 on capital leases amounted to $4,632 (2003 – $6,152).

9.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value

(b)

Issued and outstanding:

	Number of common shares	Amount

Balance, December 31, 2002	20,652,710	$3,256,336
Private placement	2,000,000	1,480,000
Exercise of brokers’ warrants	220,160	165,120
Exercise of warrants	68,720	65,284
Exercise of options	486,667	364,625
Issue of shares on acquisition of AVVA	3,055,477	3,715,460
Less share issuance costs	–	(215,480)
Balance, December 31, 2003	26,483,734	8,831,345
Private placement	3,484,848	5,749,999
Exercise of warrants	177,844	324,672
Exercise of options	589,088	468,127
Less Share issuance costs	–	(503,154)
Balance, September 30, 2004	30,735,514	$14,870,989

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

9.

Share capital (continued):

(b)

Issued and outstanding (continued):

During the nine months ended September 30, 2004, the Company completed a brokered private placement of 3,484,848 units at $1.65 per unit for gross proceeds of $5,749,999. Each unit consists of one common share and one half (1/2) of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.15 per common share for a period of 18 months expiring August 19, 2005. The underwriter received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent’s warrants exercisable at a price of $2.15 per share for a period of 18 months expiring August 19, 2005.

During the nine months ended September 30, 2004, 48,077 warrants and 129,767 warrants were exercised for an agregregate of 177,844 common shares at a price of $0.95 per common share  and $2.15 per common share, respectively, for total gross proceeds of $324,672.

During the nine months ended September 30, 2004, 411,400 options, 53,313 options, 35,000 options, 37,500 options and 51,875 options were exercised at a price of $0.75 per common share, $0.80 per common share, $0.90 per common shares, $0.95 per common share and $0.96 per common share, respectively, and an aggregate of 589,088 common shares were issued for gross proceeds of $468,126.

During the year ended December 31, 2003, the Company completed a private placement of 2,000,000 common shares of $0.74 per common share for gross proceeds of $1,480,000.

During the year ended December 31, 2003, 68,720 warrants were exercised for 68,720 common shares at a price of $0.95 per common share for gross proceeds of $65,284.

During the year ended December 31, 2003, 220,160 brokers’ warrants were exercised for 220,160 common shares at a price of $0.75 per common share for gross proceeds of $165,120.

During the year ended December 31, 2003, 6,667 options, 467,500 options and 12,500 options were exercised at a price of $0.60 per common share, $0.75 per common share and $0.80 per common share, respectively, and an aggregate of 486,667 common shares were issued for gross proceeds of $364,625.

(c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

9.

Share capital (continued):

(c)

Stock options (continued):

A summary of the status of the options outstanding and exercisable follows:

	Number of common shares	Weighted average exercise price

Balance, December 31, 2002	3,149,829	$0.74
Granted	783,000	$0.85
Granted on acquisition of AVVA	307,813	$0.88
Cancelled	(245,000)	$(0.75)
Exercised	(486,667)	$(0.75)
Balance, December 31, 2003	3,508,975	$0.77
Granted	780,000	$1.37
Exercised	(589,088)	$(0.79)
Cancelled	(112,000)	$(1.30)
Balance, September 30, 2004	3,587,887	$0.88

The following table summarizes the stock options outstanding and exercisable at September 30, 2004:

Exercise price	Number outstanding at September 30, 2004	Expiry date	Number exercisable at September 30, 2004

$0.60	222,666	February 3, 2005	222,666
$0.75	2,073,932	June 20, 2006	2,073,932
$0.75	91,664	June 13, 2007	91,664
$0.75	139,000	January 13, 2008	139,000
$0.75	25,000	April 1, 2005	25,000
$0.80	37,500	November 3, 2005	37,500
$0.80	3,250	June 30, 2008	3,250
$0.90	83,750	June 30, 2008	83,750
$0.95	50,000	August 25, 2008	18,767
$0.95	60,000	October 1, 2008	60,000
$0.96	25,625	August 22, 2006	25,625
$1.17	83,000	October 1, 2008	42,167
$1.20	300,000	November 10, 2008	75,000
$1.20	200,000	December 1, 2008	75,000
$0.95	50,000	August 18, 2008	31,250
$0.95	12,500	April 1, 2008	12,500
$2.11	30,000	August 12, 2009	1,370
$2.35	100,000	September 1, 2009	27,742
	3,587,887		3,046,183

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

9.

Share capital (continued):

(c)

Stock options (continued):

During the nine months ended September 30, 2004, under the fair-value-based method, $167,315 (2003 – $132,737) in compensation expense was recorded in the statements of operations and deficit for options granted to directors, officers and employees.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Risk free interest rate	2.72%	3.43%
Expected dividend yield	0%	0%
Stock price volatility	60%	60%
Expected life of options	3 years	2 years

The weighted average fair value of options granted during the nine months ended September 30, 2004 is $0.50 (2003 - $0.30) each.

(d)

Shares held in escrow:

As at September 30, 2004, the Company held nil (December 31, 2003 – 1,366,206) common shares in escrow subject to time-based or performance-based release criteria.

The time-based escrow shares are eligible for release at 15% semi-annually until July 2004. During the nine months ended September 30, 2004, all of the remaining 1,141,205 shares have been released from the time-based escrow.

Performance escrow shares are released at one share for every $3.00 in Qualifying Revenue or $3.00 in Qualifying Financing, whichever results in the greater number of escrow securities.  Shares eligible for annual release from escrow are limited to 30% of total escrow securities.  During the nine months ended September 30, 2004, all of the remaining 225,001 shares have been released from performance escrow.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

9.

Share capital (continued):

(e)

Warrants:

As at September 30, 2004, the Company had the following warrants outstanding entitling the holder to purchase one common share of the Company as follows:

Number	Exercise	Expiry
of shares	Price	Date

1,961,141	$ 2.15	August 19, 2005

During the period, pursuant to a private placement, the Company issued 1,742,424 share purchase warrants and 348,484 broker’s warrants enabling the holders to purchase an additional common share of the Company at an exercise price of $2.15 per share expiring August 19, 2005.

(f)

Contributed surplus:

	September 30, 2004	December 31, 2003

Balance, beginning of period, as previously reported	$298,197	$26,188
Adjustment to reflect change in accounting for Stock options (note 1(j))	173,702	173,702
Balance, beginning of period, restated	471,899	199,890
Stock compensation	167,315	65,486
Stock options issued on AVVA acquisition	–	160,587
Warrants issued on AVVA acquisition	–	45,936
Balance, end of period	$639,214	$471,899

10.

Contribution agreement:

During the year ended December 31, 2002, CTI entered into a Contribution Agreement (the “Agreement”) with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  At September 30, 2004, eligible research and development expenses of $nil (2003 – $267,424) have been offset by contributions received and receivable under this Agreement.

11.

Related party transactions:

During the period ended September 30, 2004, the Company paid $62,250 (2003 – $62,250) for research and development services to a director of the Company.  During the period ended September 30, 2004, the Company paid wages of $150,000 (2003 – $nil) to a director, President and Chief Executive Officer of the Company.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

11.

Related party transactions (continued):

During the period ended September 30, 2004, the company paid contract fees of $nil (2003 - $191,000) to a company part owned by a director of the Company.  This company provided two senior management positions to the Company.

The Company has entered into an advisory agreement with a company controlled by an officer of the Company in the amount of $10,000 per month, expiring June 2005.  During the period ended September 30, 2004, the Company paid management fees of $90,000 (2003 – $90,000) under this agreement.

During the period, the Company paid directors’ fees of $18,000 (2003 – $18,000) to two directors of the Company.

During the period, the Company completed a common share private placement. Certain directors and officers of the Company participated in this private placement for a total of 150,000 shares (2003 – 1,312,000 shares) and gross proceeds of $247,500 (2003 - $970,880).

12.

Financial instruments:

(a)

Fair value:

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.

(b)

Currency risk:

The Company’s major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.  Foreign exchange losses (gains) recognized in the determination of net earnings (loss) for the nine month period were $195,673 (December 31, 2003 – $290,456).  The Company has not entered into any foreign exchange contracts to hedge this risk.

(c)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

13.

Commitments:

The Company has operating lease agreements for the rental of premises and equipment.  The minimum future annual rental payments under the leases are as follows:

Nine months ended September 30:

2004	$57,937
2005	236,958
2006	163,480
2007	2,130
$460,505

14.

Industry segment and foreign operations:

The Company operates in one segment being the development and manufacturing of lighting solutions and the sale of related products to consumers and suppliers worldwide.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

There were no sales to any individual customer in the period ended September 30, 2004 and 2003 that represented more than 10% of sales for the period.

As at September 30, 2004 and 2003, all of the assets related to the Company’s operations were located in Canada.

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

(thousands of dollars)	2004	2003

North America	$9,282	$4,232
South America	204	161
Europe	1,672	961
Middle East	594	198
Asia	391	193
South Pacific	103	110
	$12,246	$5,855

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.			INCORPORATED AS PART OF:
Schedule A
			X	Schedules B and C
(Place X in appropriate category.)

ISSUER DETAILS
NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT YY/MM/DD
Carmanah Technologies Corporation		September 30, 2004		04/10/29
ISSUER’S ADDRESS
Suite 1304 – 925 West Georgia Street, Cathedral Place
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 3L2	(604) 682-4768	1-866-629-0264
CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.
Praveen K. Varshney		Director		(604) 629-0264
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
praveen@carmanah.com		www.carmanah.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE		PRINT FULL NAME	DATE SIGNED YY/MM/DD
“Art Aylesworth”		Art Aylesworth	04/10/29
DIRECTOR’S SIGNATURE		PRINT FULL NAME	DATE SIGNED YY/MM/DD
“Praveen K. Varshney”		Praveen K. Varshney	04/10/29
(Electronic signatures should be entered in “quotations”.)

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Section 1

Breakdown, by major category, of cost of sales during the current fiscal year-to-date:

Direct materials	$ 4,184,349
Labour	937,397
Indirect materials, supplies, freight-in	438,409
Inventory adjustments and variance	87,783
$ 5,647,938

Breakdown, by major category, of office and administration during the current fiscal year-to-date:

Bad debt (recovery)	$ (10,000)
Building repairs, maintenance and security	30,934
Computers and equipment repairs and maintenance	25,666
Computers and equipment rentals	13,606
Dues and licenses	36,671
Insurance	94,789
Office supplies	114,532
Professional fees	87,339
Recruitment, training, seminars	7,638
Regulatory and transfer agent	30,849
Rent and storage	174,898
Shipping and customs	17,738
Telephone and utilities	85,757
Travel and entertainment	97,393
Vehicle	5,821
$ 813,631

Breakdown, by major category, of research and development during the current fiscal year-to-date:

Contract employment	$ 130,261
Materials	297,043
Small tools	4,992
Wages	630,838
$ 1,063,134

1

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Section 1 (continued):

Breakdown, by major category, of sales and marketing during the current fiscal year-to-date:

Marketing activities	$ 427,117
Public relations	62,955
Trade shows and travel	499,659
Entertainment	11,101
$ 1,000,832

Transactions with non-arms length parties during the current fiscal year-to-date:

During the period, the Company paid:

•

$62,250 for research and development services to a director of the Company.

•

$150,000 for wages to a director, President and Chief Executive Officer of the Company.

•

$90,000 for management fees to a company controlled by an officer of the Company.

•

$18,000 for directors’ fees to two directors of the Company.

During the period, a company owned by a director of the Company participated in a private placement for 150,000 common shares and gross proceeds of $247,500.

Section 2

A.

Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
January 8, 2004	Common shares	Exercise of options	25,000	$0.75	$18,750	Cash	–
January 8, 2004	Common shares	Exercise of warrants	48,077	$0.95	$45,673	Cash	–
January 16, 2004	Common shares	Exercise of options	5,000	$0.80	$4,000	Cash	–
January 19, 2004	Common shares	Exercise of options	16,250	$0.96	$15,600	Cash	–
January 27, 2004	Common shares	Exercise of options	35,000	$0.75	$26,250	Cash	–

2

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Section 2 (continued)

A.

Securities issued during the current fiscal year-to-date (continued):

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
February 3, 2004	Common shares	Exercise of options	10,000	$0.75	$7,500	Cash	–
February 19, 2004	Common shares	Private Placement	3,484,848	$1.65	$5,749,999	Cash	–
March 10, 2004	Common shares	Exercise of options	7,813	$0.80	$6,250	Cash	–
March 15, 2004	Common shares	Exercise of options	38,000	$0.80	$30,400	Cash	–
March 15, 2004	Common shares	Exercise of options	20,000	$0.96	$19,200	Cash	–
March 15, 2004	Common shares	Exercise of options	17,500	$0.75	$13,125	Cash	–
April 5, 2004	Common shares	Exercise of options	20,000	$0.75	$15,000	Cash	–
April 21, 2004	Common shares	Exercise of options	5,000	$0.75	$3,750	Cash	–
April 28, 2004	Common shares	Exercise of options	25,000	$0.75	$18,750	Cash	–
May 4, 2004	Common shares	Exercise of options	30,000	$0.75	$22,500	Cash	–
May 17, 2004	Common shares	Exercise of options	2,500	$0.80	$2,000	Cash	–
May 17, 2004	Common shares	Exercise of options	5,000	$0.90	$4,500	Cash	–
May 17, 2004	Common shares	Exercise of options	2,500	$0.75	$1,875	Cash	–
May 20, 2004	Common shares	Exercise of options	2,500	$0.90	$2,250	Cash	–
May 25, 2004	Common shares	Exercise of options	2,500	$0.90	$2,250	Cash	–
May 26, 2004	Common shares	Exercise of options	100,000	$0.75	$75,000	Cash	–
May 27, 2004	Common shares	Exercise of options	5,000	$0.90	$4,500	Cash	–
May 31, 2004	Common shares	Exercise of options	15,000	$0.75	$11,250	Cash	–

3

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Section 2 (continued)

A.

Securities issued during the current fiscal year-to-date (continued):

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
June 7, 2004	Common shares	Exercise of options	10,500	$0.75	$7,875	Cash	–
June 10, 2004	Common shares	Exercise of options	10,000	$0.90	$9,000	Cash	–
June 11, 2004	Common shares	Exercise of options	10,000	$0.90	$9,000	Cash	–
June 23, 2004	Common shares	Exercise of options	15,000	$0.75	$11,250	Cash	–
July 13, 2004	Common shares	Exercise of warrants	122,267	$2.15	$262,874	Cash	–
July 15, 2004	Common shares	Exercise of warrants	7,500	$2.15	$16,125	Cash	–
July 20, 2004	Common shares	Exercise of options	10,000	$0.75	$7,500	Cash	–
July 30, 2004	Common shares	Exercise of options	5,000	$0.75	$3,750	Cash	–
August 3, 2004	Common shares	Exercise of options	75,000	$0.75	$56,250	Cash	–
August 18, 2004	Common shares	Exercise of options	37,500	$0.95	$35,625	Cash	–
August 27, 2004	Common shares	Exercise of options	1,500	$0.75	$1,125	Cash	–
September 7, 2004	Common shares	Exercise of options	3,000	$0.75	$2,250	Cash	–
September 14, 2004	Common shares	Exercise of options	15,625	$0.96	$15,000	Cash	–
September 21, 2004	Common shares	Exercise of options	1,900	$0.75	$1,425	Cash	–
September 29, 2004	Common shares	Exercise of options	4,500	$0.75	$3,375	Cash	–

4

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Section 2 (continued)

B.

Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date
Nov. 10, 2003*	Art Aylesworth	Director	300,000	$1.20	Nov. 10, 2008
Dec. 1, 2003*	Employee	Employee	200,000	$1.20	Dec. 1, 2008
Aug. 18, 2003*	Employee	Employee	50,000	$0.95	Aug. 18, 2008
April 1, 2003*	Employee	Employee	50,000	$0.95	April 1, 2008
January 5, 2004	Employee	Employee	50,000	$1.50	January 5, 2009
August 12, 2004	Employee	Employee	30,000	$2.11	August 12, 2009
Sep. 1, 2004	Employee	Employee	100,000	$2.35	Sep. 1, 2009

*The above grants were approved by disinterested shareholders on May 26, 2004 and by the TSX Venture Exchange on June 9, 2004.

Section 3

A.

Authorized and issued share capital as at September 30, 2004:

Authorized share capital - unlimited common shares without par value.

A total of 30,735,514 shares have been issued for a total of $14,870,989.

B.

Options, warrants and convertible securities outstanding as at September 30, 2004:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	222,666	$0.60	February 3, 2005
	2,073,932	$0.75	June 20, 2006
	91,664	$0.75	June 13, 2007
	139,000	$0.75	January 13, 2008
	25,000	$0.75	April 1, 2005
	37,500	$0.80	November 3, 2005
	3,250	$0.80	June 30, 2008
	83,750	$0.90	June 30, 2008
	50,000	$0.95	August 25, 2008
	60,000	$0.95	October 1, 2008
	25,625	$0.96	August 22, 2006

5

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Section 3 (continued)

B.

Options, warrants and convertible securities outstanding as at September 30, 2004 (continued):

	83,000	$1.17	October 1, 2008
	300,000	$1.20	November 10, 2008
	200,000	$1.20	December 1, 2008
	50,000	$0.95	August 18, 2008
	12,500	$0.95	April 1, 2008
	30,000	$2.11	August 12, 2009
	100,000	$2.35	September 1, 2009
	3,587,887

Warrants	1,719,924	$2.15	August 19, 2005
Agent’s warrants	241,217	$2.15	August 19, 2005

C.

Shares in escrow or subject to pooling as at September 30, 2004:

Common shares in escrow – nil

D.

List of directors as at September 30, 2004:

Dr. David Green	Director & Chairman
Art Aylesworth	Director, President & CEO
Praveen Varshney, CA	Director & CFO
Peeyush Varshney, LLB	Secretary
Kelly Edmison, LLB	Director
Mark Komonoski	Director
Trevor Johnstone, CA	Director

6

CARMANAH TECHNOLOGIES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

This Management’s Discussion and Analysis (“MD&A”) of Carmanah Technologies Corporation (“Carmanah” or the “Company”) has been prepared by management as of October 29, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto of the Company for the nine months period ended September 30, 2004 and 2003 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2003 and 2002, which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVER-ALL PERFORMANCE:

Current Financial Highlights

  Record Q3 2004 revenues of $4,628,383, representing a 98% increase over Q3 2003

  Record 2004 year-to-date revenues of $12,246,176, representing a 109% increase over the same nine-month period in 2003

  Net earnings for the quarter of $418,592, as compared to $120,585 for Q3 2003

  Year-to-date net earnings of $631,895, as compared to a net loss of $69,836 for the same nine-month period in 2003

  Year-to-date gross profit margin at 54%, as compared with 54% for fiscal 2003

The Company's revenues are up 109% over the first nine months of last year, which is consistent with our expectations for 2004.

Our year-to-date profits for 2004 are $631,895, which is $701,731 ahead of net profit results for the same period in 2003.

Operations

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and mining markets. The Company currently has more than 90,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

During the period, significant developments included:

Truckee Airport

The Truckee Tahoe Airport in California installed 560 units (US$122,000) of Carmanah’s Model 601 solar-powered LED lights. These lights were purchased in December 2003 for permanent taxiway edge lighting, and it is estimated that the installation will realize over $272,000 in cost savings for the airport.

1

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Pedestrian Beacon

The Company introduced one of the world's most advanced pedestrian crossing beacons to the north american market.

The model R820 pedestrian beacon is a fully self-contained, solar-powered led crosswalk signal.  Key advantages include: wireless installation in as little as 30 minutes, minimal capital cost, zero operational cost, a "green" power source, and immunity to electrical blackouts.

Aviation Sales

The Company’s Aviation Lighting Division has achieved a new sales record this week by surpassing the $1 million mark in orders for the first 49 days of 2004.  The division sold more than 2,250 units of

Carmanah's solar-powered LED Aviation Lights between January 1 and February 18, 2004, for a total value of $1,127,806.

Canadian Coast Guard

The Company’s highly successful Standing Offer Agreement (SOA) with the Canadian Coast Guard has been renewed.

Through Carmanah’s east coast distributor Go Deep International, the SOA sets the terms for future sales of Carmanah's solar-powered LED (light emitting diode) aids-to-navigation lights to the Coast Guard.  The new agreement approves purchase orders of up to $40,000 each for a period of eight months.  Sales under the agreement are anticipated to be $500,000 based on results from the previous SOA as they extend the maintenance interval from 1 year to 5 years and enable the use of smaller, lighter aids-to-navigation buoys that can be serviced with fewer personnel and smaller boats.  Contracting of buoy operation and maintenance to harbour authorities has become easier for the Coast Guard by using Carmanah's marine lights.

Globe Award

The Company received the Industry Award for Export Performance at the 2004 GLOBE Awards held in Vancouver, British Columbia on April 2, 2004.  As Canada's highest profile national environmental awards, the GLOBE Awards are presented by The GLOBE Foundation of Canada and honours Canada’s most influential and respected environmental corporations.

RESULTS OF OPERATIONS:

Revenues

Carmanah's total revenues for the three months ended September 30, 2004 were $4,628,383, representing a 98% increase over the same period in 2003 at $2,340,810.  Total revenues for the nine months ended September 30, 2004 were $12,246,176, representing a 109% increase over the same period in 2003 at $5,855,312.

2

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Carmanah’s revenues were derived from the sale of solar-powered LED lighting and illumination products manufactured by the Company’s operating subsidiary, Carmanah Technologies Inc. (“CTI”), as well as from the sale of LED edge-lit signs through the Company’s operating subsidiary, Carmanah Signs Inc. (“CSI”).

Contribution from Carmanah Technologies Inc.

CTI contributed $10,605,901 to the Carmanah’s overall revenues for the first nine months of 2004, as compared to $5,855,312 for the same period in 2003.  This increase in revenues is attributed primarily to sales growth in the aviation and transit market sectors.  These two market sectors combined, contributed over $6 million in revenue during the first nine months of 2004, compared to approximately $1.7 million in revenue for the same period in 2003.

Contribution from Carmanah Signs Inc.

(formerly AVVA Light Corporation)

CSI contributed $1,640,275 to Carmanah’s overall revenues for the first nine months of 2004.  The Company has no CSI comparatives for the first nine months of 2003 because the acquisition of CSI took effect October 1, 2003.  CSI sales had a slower than anticipated start in the 2004 year which resulted in a shortfall in meeting sales targets.  The Company addressed the challenges affecting sales growth in the second quarter and is seeing positive results with increased sales momentum through the third quarter.  Revenue for the three months ended September 30, 2004 was $640,000, representing an increase of approximately 28% over each of the previous two quarters.  In addition, CSI had more than $300,000 in outstanding sales orders at the close of September 30, 2004 that are scheduled for fulfillment during the fourth quarter.

Cost of Sales and Gross Profit

Cost of sales was $2,190,807 (47% of revenue) for the three months ended September 30, 2004, resulting in a gross profit margin of 53%.  Cost of sales was $5,647,938 (46% of revenue) for the nine months ended September 30, 2004, resulting in a 54% gross profit margin for the year to-date.  Cost of sales includes labor, material, material burden and other manufacturing costs.

There are a number of factors that affect the Company's gross profit levels ranging from the ratio of direct sales versus distributor sales, purchasing volumes and practices, and foreign exchange fluctuations.  All of these factors are monitored closely in an effort to protect or enhance the Company's ongoing profit margins.  The Company has continued to maintain stable gross profit levels, notwithstanding the increase in value of the Canadian dollar relative to the US dollar.

Wages and Benefits

Wages and benefits expense for the three months ended September 30, 2004 increased 99% to $853,789, compared with $429,402 for the same period in 2003.  For the nine months ended September 30, 2004, wages and benefits expense also increased 99% to $2,599,810, compared with $1,307,571 for the same period in 2003.  The increase of $1,292,239 for the nine months ended September 30, 2004 over the same period in 2003 is the result of approximately $500,000 in additional wage expenses from CSI staff, a $99,000 severance expense for the termination of some executive and sales personnel, and an increase in sales and administrative staff in support of overall sales growth.

3

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Staffing levels for the entire Company at September 30, 2004 were 97 full time employees, as compared to 54 at September 30, 2003.  As a percentage of sales, total wages and benefits for the nine months ended September 30, 2004 represented 21% of total sales, compared to 22% for the same period 2003.

The Company booked a stock-based compensation expense for the three months ended September 30, 2004 in the amount of $69,097, and for the nine months ended September 30, 2004 in the amount of $167,315.  This is the result of a new regulatory requirements that stipulates stock options be expensed direct on the income statement.  In prior periods, this was reported on a pro forma basis within the notes to the financial statements.

Office and Administration

Office and administration expenses for the three months ended September 30, 2004 were $310,746, representing a 96% increase over 2003 at $158,432.  For the nine months ended September 30, 2004, they were $813,631, representing a 62% increase over 2003 at $503,698.  The increase for the three and nine month periods is primarily due to the addition of CSI's office and administration costs as a result of the CSI acquisition.  Office and administration expense for the nine months ended 2004 represent 7% of total sales, as compared to 9% of total sales for the same period ended 2003.

Research and Development

Research and development expenses consist of engineering labor and material expenses in support of product development and research activities.  During the first nine months of 2004, research and development expenses of $1,063,134 represented a 65% increase over the previous year's $642,891 (net of a $125,000 recovery under a Sustainable Development Technology Canada grant).  This increase was the result of increased investment in development of new product offerings into new market sectors, as well as enhancements to current products that enable increased sales into other market sectors.  This focus through much of 2003 and 2004 to-date has resulted in release of new products, including solar-powered LED bus stops, shelters and crosswalks.  It also resulted in the release of the solar-powered LED aviation light, which is a modified version of CTI's marine light.  As a percentage of sales, research and development expenses for the nine-month period ending 2004 are 9%, down from 11% for the same period in 2003.

Sales and Marketing

Sales and marketing expenses for the three months ended September 30, 2004 were $337,287, compared to $180,979 for the same period in 2003.  For the nine months ended September 30, 2004, sales and marking expenses were $1,000,832, compared to $477,946 in 2003.  The increased expenses are due in part to the acquisition of CSI, as well as increased sales and marketing by CTI.  Much of the Company's sales and marketing resources have been and continue to be invested in emerging markets, such as transit, aviation, roadways and LED edge-lit signage. These markets have begun to realize significant revenues for 2004, and are expected to continue to grow in the future.

Net Earnings

Net earnings for the three months ended September 30, 2004 were $418,592, compared to $120,585 for the same period in 2003.  Earnings before interest, taxes, depreciation and amortization (EBITDA) were $529,812, compared with $172,156 for the same three-month period in 2003.  For the nine months ended

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CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

September 30, 2004, net earnings were $631,895 (EBITDA $938,370), compared to a net loss of $69,836 (EBITDA $62,367) for the same comparative period.

The Company utilized a portion of its carry forward investment tax credits, tax losses and SRED pools in order to minimize any current tax expense.  The future income tax effect arising from the use of these items has been offset against available tax losses not previously recognized.

SUMMARY OF QUARTERLY RESULTS:

Selected Quarterly Information

($000’s except earnings per share)

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sales	$ 4,628	$ 3,504	$ 4,114	$ 3,365	$ 2,341	$ 1,608	$ 1,906	$ 1,941
Cost of Sales	2,191	1,510	1,947	1,771	1,075	705	904	895
Gross Income	2,437	1,994	2,167	1,594	1,266	903	1,002	1,046

General and Administrative Expenses
Operating and administration expense	1,957	2,051	1,713	1,419	1,100	949	955	968
Depreciation and amortization	111	107	89	98	52	44	37	104
Write-down of advances receivable	-	-	-	112	-	-	-	-
Income tax (recovery)	-	-	-	-	-	-	-	(18)
Interest income	(49)	(8)	(4)	(22)	-	(6)	(3)	5
	2,019	2,150	1,798	1,607	1,152	987	989	1,059
Net income (loss) before income tax	$ 418	$ (156)	$ 369	$ (13)	$ 114	$ (84)	$ 13	$ (13)

Earnings per share:
Basic	$0.01	($0.01)	$0.01	$ -	$0.01	($0.00)	$0.00	$ -
Diluted	$0.01	($0.01)	$0.01	$ -	$0.01	($0.00)	$0.00	$ -

Total Assets	$16,924	$ 15,574	$16,664	$10,674	$ 5,232	$ 4,696	$ 4,906	$ 3,791
Total Liabilities	$ 1,697	$ 2,451	$ 2,475	$ 2,286	$ 1,147	$ 770	$ 1,273	$ 1,273

LIQUIDITY AND CAPITAL RESOURCES:

Cash and Liquidity

The Company's cash and cash equivalents at September 30, 2004 were $7,068,976, compared to $1,693,069 at December 31, 2003.  This $5,375,907 increase in cash is primarily the result of net inflows of cash provided from net income in the amount of $631,895; completion of a private placement for the issuance of 3,484,848 units at a price of $1.65 per unit for gross proceeds of $5,750,000; $468,125 and $324,672 raised from the exercise of stock options and warrants respectively, less cash used for inventory of $534,247, capital assets of $515,091, repayment of bank line of credit and long-term debts in the amount of $521,992 and share issuance costs of $503,154.

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CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

The Company's net working capital at September 30, 2004 was $10,701,424 (current ratio of 7.37:1), compared to $4,168,728 (current ratio of 2.91:1) at December 31, 2003.

TRANSACTIONS WITH RELATED PARTIES:

During the nine months ended September 30, 2004, management of the Company has an interest in the following transactions:

(a)

During the period, the Company paid $62,250 for research and development services to a director and wages of $150,000 to a director, President and Chief Executive Officer of the Company.

(b)

The Company entered into an advisory agreement with a company controlled by an officer of the Company in the amount of $10,000 per month, expiring June 2005.  During the period ended September 30, 2004, the Company paid management fees of $90,000 under this agreement.

(c)

During the period, the Company paid directors’ fees of $18,000 to two directors of the Company.

(d)

During the period, the Company completed a common share private placement. Certain directors and officers of the Company participated in this private placement for a total of 150,000 shares and gross proceeds of $247,500.

The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

The Company has a stock-based compensation plan, which is described in note 9(c).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to decrease net earnings by $24,465 for the year ended December 31, 2002 and by $149,237 for the year ended December 31, 2003, to increase deficit by $173,702 as at December 31, 2003 (2002 –  $24,465) and to increase contributed surplus by $173,702 as at December 31, 2003 (2002 –  $24,465).

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CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS:

(a)

Fair value:

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.

(b)

Currency risk:

The Company’s major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.  Foreign exchange losses (gains) recognized in the determination of net earnings (loss) for the nine month period were $195,673 (December 31, 2003 – $290,456).  The Company has not entered into any foreign exchange contracts to hedge this risk.

(c)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

OTHER REQUIREMENTS:

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“ Praveen Varshney ”

Praveen Varshney, C.A.

Director & CFO

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